Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the
Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth,
Western Australia on Wednesday, 21 November 2018 commencing at
10:00am (WST).

This Notice and the accompanying Explanatory Memorandum should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their stock broker, investment advisor, accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company Secretary by telephone on + 61 8 9322 6322.

Shareholders are urged to attend or vote by lodging the Proxy Form enclosed with the Notice.

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of Piedmont Lithium Limited (Company) will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Wednesday, 21 November 2018 commencing at 10:00am (WST) (Meeting).

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Monday, 19 November 2018 at 4:00pm (WST).

Terms and abbreviations used in this Notice and the Explanatory Memorandum are defined in Schedule 1.

AGENDA

1.	Annual Report

To consider the Annual Report of the Company and its controlled entities for the financial year ended 30 June 2018, which includes the Financial Report, the Directors’ Report and the Auditor’s Report.

2.	Resolution 1 – Remuneration Report

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, pursuant to and in accordance with section 250R(2) of the Corporations Act and for all other purposes, approval is given by the Shareholders for the adoption of the Remuneration Report on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

A vote on this Resolution must not be cast:

(a)
by or on behalf of a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on this Resolution; or

(b)	the person is the Chairperson and the appointment of the Chairperson as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chairperson to exercise the proxy even if this Resolution is connected with the remuneration of a member of the Key Management Personnel.

3.	Resolution 2 – Re-election of Director – Mr Ian Middlemas

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, pursuant to and in accordance with Listing Rule 14.4 and Article 6.3(b) of the Constitution and for all other purposes, Mr Ian Middlemas, Director, retires and being eligible pursuant to Article 6.3(f) of the Constitution, is re-elected as a Director on the terms and conditions in the Explanatory Memorandum.”

4.	Resolution 3 – Election of Director – Mr Jeffrey Armstrong

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, pursuant to and in accordance with Listing Rule 14.4 and Article 6.3(j) of the Constitution and for all other purposes, Mr Jeffrey Armstrong, Director, retires and being eligible pursuant to Article 6.3(j) of the Constitution, is elected as a Director on the terms and conditions in the Explanatory Memorandum.”

5.	Resolution 4 – Election of Director – Mr Jorge Beristain

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, pursuant to and in accordance with Listing Rule 14.4 and Article 6.3(j) of the Constitution and for all other purposes, Mr Jorge Beristain, Director, retires and being eligible pursuant to Article 6.3(j) of the Constitution, is elected as a Director on the terms and conditions in the Explanatory Memorandum.”

6.	Resolution 5 – Approval of Additional 10% Placement Capacity

To consider and, if thought fit, to pass with or without amendment, as a special resolution the following:

“That, pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of Equity Securities of up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by a person (and any associates of such a person) who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of Ordinary Securities in the entity).

The Company will not disregard a vote if:

(a)	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b)	it is cast by the Chairperson as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

BY ORDER OF THE BOARD

/s/ Gregory Swan
Gregory Swan
Company Secretary

Dated: 17 October 2018

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

EXPLANATORY MEMORANDUM

1.	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Wednesday, 21 November 2018 commencing at 10:00am (WST).

This Explanatory Memorandum forms part of the Notice which should be read in its entirety. This Explanatory Memorandum contains the terms and conditions on which the Resolutions will be voted.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:

Section 2:	Action to be taken by Shareholders
Section 3:	Annual Report
Section 4:	Resolution 1 – Remuneration Report
Section 5:	Resolution 2 – Re-election of Director – Mr Ian Middlemas
Section 6:	Resolution 3 – Election of Director – Mr Jeffrey Armstrong
Section 7:	Resolution 4 – Election of Director – Mr Jorge Beristain
Section 8:	Resolution 5 – Approval of Additional 10% Placement Capacity
Schedule 1:	Definitions
Schedule 2:	Listing Rule 7.3A.6 Disclosure

A Proxy Form is located at the end of the Explanatory Memorandum.

2.	Action to be taken by Shareholders

Shareholders should read the Notice (including this Explanatory Memorandum) carefully before deciding how to vote on the Resolutions.

2.1	Proxies

A Proxy Form is enclosed with the Notice. This is to be used by Shareholders if they wish to appoint a representative (a ‘proxy’) to vote in their place. All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions set out in the Proxy Form. Returning the Proxy Form  to the Company will not preclude a Shareholder from attending or (subject to the voting exclusions set out in the Notice) voting at the Meeting in person.

Please note that:

(a)	a Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder; and

(c)
a Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 10:00am (WST) on Monday, 19 November 2018, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Voting Prohibition by Proxy Holders (Remuneration of Key Management Personnel)

A vote on Resolution 1 must not be cast:

(a)
by or on behalf of a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on those Resolutions, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on those Resolutions; or

(b)
the person is the Chairperson and the appointment of the Chairperson as proxy does not specify the way the proxy is to vote on those Resolution, but expressly authorises the Chairperson to exercise the proxy even if those Resolution are connected with the remuneration of a member of the Key Management Personnel.

3.	Annual Report

In accordance with section 317(1) of the Corporations Act, the Annual Report for the financial year ended 30 June 2018 must be laid before the Meeting.

At the Meeting, Shareholders will be offered the opportunity to:

(a)	discuss the Annual Report which is available online at www.piedmontlithium.com;

(b)	ask questions about, or comment on, the management of the Company; and

(c)	ask the Auditor questions about the conduct of the audit and the preparation and content of the Auditor’s Report.

In addition to taking questions at the Meeting, written questions to the Chairperson about the management of the Company, or to the Auditor about:

(a)	the preparation and contents of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the Auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Meeting to the Company Secretary at the Company’s registered office.

4.	Resolution 1 – Remuneration Report

In accordance with section 250R(2) of the Corporations Act, the Company must put the Remuneration Report to the vote of Shareholders. The Directors’ Report contains the Remuneration Report which sets out:

(a)	the Company’s remuneration policy; and

(b)	the remuneration arrangements in place for the executive Directors, specified executives and non-executive Directors.

In accordance with section 250R(3) of the Corporations Act, Resolution 1 is advisory only and does not bind the Directors. If Resolution 1 is not passed, the Directors will not be required to alter any of the arrangements in the Remuneration Report.

Pursuant to the Corporations Act, Shareholders will have the opportunity to remove the whole Board except the Managing Director if the Remuneration Report receives a ‘no’ vote of 25% or more (Strike) at two consecutive AGMs.

If a resolution on the Remuneration Report receives a Strike at two consecutive AGMs, the Company will be required to put to Shareholders at the second AGM, a resolution on whether another meeting should be held (within 90 days) at which all Directors (other than the Managing Director) who were in office at the date of approval of the applicable Directors’ Report must stand for re-election.

The Company’s Remuneration Report did not receive a Strike at the Company’s 2017 AGM. If the Remuneration Report receives a Strike at the Meeting, Shareholders should be aware that if a second Strike is received at the Company’s 2019 AGM, this may result in the re-election of the Board.

The Chairperson will allow a reasonable opportunity for Shareholders as a whole to ask about, or make comments on the Remuneration Report.

Resolution 1 is an ordinary Resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 1.

If the Chairperson is appointed as your proxy and you have not specified the way the Chairperson is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chairperson with an express authorisation for the Chairperson to vote the proxy in accordance with the Chairperson’s intention, even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

5.	Resolution 2 – Re-election of Director – Mr Ian Middlemas

In accordance with Listing Rule 14.4 and Article 6.3(b) of the Constitution, a Director must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is longer.

Article 6.3(c) of the Constitution requires that one third of the Directors must retire at each AGM (rounded down to the nearest whole number), excluding the Managing Director.

Article 6.3(f) of the Constitution states that a Director who retires from office under Article 6.3(b) or Article 6.3(c) of the Constitution is eligible for re-election.

Resolution 2 provides that Mr Ian Middlemas retires by rotation and seeks re-election as a Director. Details of Mr Ian Middlemas’ qualifications and experience are set out in the Annual Report.

Resolution 2 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 2.

The Board (excluding Mr Ian Middlemas) unanimously supports the re-election of Mr Ian Middlemas as a Director and recommends that Shareholders vote in favour of Resolution 2.

6.	Resolution 3 – Election of Director – Mr Jeffrey Armstrong

In accordance with Listing Rule 14.4, a director appointed as an addition to the Board must not hold office (without re-election) past the next AGM of the entity.

Article 6.2(b) of the Constitution gives the Directors authority to appoint a person to fill a casual vacancy at any time or to appoint a person as a Director in addition to the existing Directors, provided that the number of Directors does not exceed 10 (the maximum number of Directors specified in Article 6.1(a) of the Constitution).

Mr Jeffrey Armstrong was appointed as a Non-Executive Director pursuant to Article 6.2(b) of the Constitution on 1 August 2018.

Article 6.3(j) of the Constitution states that a Director appointed under Article 6.2(b) must retire at the next AGM following his or her appointment.

Article 6.3(j) of the Constitution states that a Director retiring from office under Article 6.2(b) is eligible for re-election.

Accordingly, Mr Jeffrey Armstrong will retire as a Director at the Meeting and, being eligible, seeks to be elected as a Director.

Details of Mr Jeffrey Armstrong’s qualifications and experience are set out in the Annual Report. Resolution 3 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 3.

The Board (excluding Mr Jeffrey Armstrong) unanimously supports the election of Mr Jeffrey Armstrong as a Director and recommends that Shareholders vote in favour of Resolution 3.

7.	Resolution 4 – Election of Director – Mr Jorge Beristain

In accordance with Listing Rule 14.4, a director appointed as an addition to the Board must not hold office (without re-election) past the next AGM of the entity.

Article 6.2(b) of the Constitution gives the Directors authority to appoint a person to fill a casual vacancy at any time or to appoint a person as a Director in addition to the existing Directors, provided that the number of Directors does not exceed 10 (the maximum number of Directors specified in Article 6.1(a) of the Constitution).

Mr Jorge Beristain was appointed as Executive Director pursuant to Article 6.2(b) of the Constitution on 7 May 2018.

Article 6.3(j) of the Constitution states that a Director appointed under Article 6.2(b) must retire at the next AGM following his or her appointment.

Article 6.3(j) of the Constitution states that a Director retiring from office under Article 6.2(b) is eligible for re-election.

Accordingly, Mr Jorge Beristain will retire as a Director at the Meeting and, being eligible, seeks to be elected as a Director.

Details of Mr Jorge Beristain’s qualifications and experience are set out in the Annual Report. Resolution 4 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 4.

The Board (excluding Mr Jorge Beristain) unanimously supports the election of Mr Jorge Beristain as a Director and recommends that Shareholders vote in favour of Resolution 4.

8.	Resolution 5 – Approval of Additional 10% Placement Capacity

8.1	General

Listing Rule 7.1A enables an eligible entity to issue Equity Securities up to 10% of its issued share capital through placements over a 12-month period after the annual general meeting (10% Placement Capacity). The 10% Placement Capacity is in addition to the Company’s 15% placement capacity under Listing Rule 7.1 (15% Placement Capacity).

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company is seeking Shareholder approval by way of a special resolution to have the ability to issue Equity Securities under the 10% Placement Capacity. The number of Equity Securities to be issued under the 10% Placement Capacity will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 8.2(c)).

Resolution 5 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

The Chairperson intends to exercise all available proxies in favour of Resolution 5.

8.2	Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue Equity Securities under the 10% Placement Capacity is subject to Shareholder approval by way of a special resolution at an annual general meeting.

(b)	Equity Securities

Any Equity Securities issued under the 10% Placement Capacity must be in the same class as an existing quoted class of Equity Securities of the Company.

The Company, as at the date of the Notice, has on issue Shares and Convertible Securities.

(c)	Formula for calculating 10% Placement Capacity

Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12-month period after the date of the annual general meeting, a number of Equity Securities calculated in accordance with the following formula:

(A x D) – E

A	is the number of shares on issue 12 months before the date of issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2;

(B)	plus the number of partly paid shares that became fully paid in the 12 months;

(C)
plus the number of fully paid shares issued in the 12 months with Shareholder approval under Listing Rule 7.1 and 7.4. This does not include an issue of fully paid shares under the entity’s 15% placement capacity without Shareholder approval;

(D)	less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%

E
is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with Shareholder approval under Listing Rule 7.1 or 7.4.

(d)	Listing Rule 7.1 and Listing Rule 7.1A

The ability of an entity to issue Equity Securities under Listing Rule 7.1A is in addition to the 15% Placement Capacity.

At the date of the Notice, the Company has on issue 559,230,352 Shares and has a capacity to issue:

(i)	76,684,552 Equity Securities under Listing Rule 7.1; and

(ii)	subject to obtaining Shareholder approval being sought under Resolution 5, 55,923,035 Equity Securities under Listing Rule 7.1A.

The actual number of Equity Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 8.2(c)).

(e)	Minimum Issue Price

The issue price of Equity Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 Trading Days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within 5 Trading Days of the date described in Section 7.2(e)(i), the date on which the Equity Securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Capacity under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii)	the date of Shareholder approval of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

or such longer period if allowed by ASX (10% Placement Period).

8.3	Listing Rule 7.1A

The effect of Resolution 5 will be to allow the Directors to issue Equity Securities under Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% Placement Capacity.

8.4	Specific information required by Listing Rule 7.3A

In accordance with Listing Rule 7.3A, information is provided as follows:

(a)
Equity Securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s Equity Securities over the 15 Trading Days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within 5 Trading Days of the date described in Section 8.4(a)(i), the date on which the Equity Securities are issued.

(b)
If Resolution 5 is approved by Shareholders and the Company issues Equity Securities under the 10% Placement Capacity, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table. There is a risk that:

(i)	the market price for the Company’s Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date of the Meeting; and

(ii)
the Equity Securities may be issued at a price that is at a discount to the market price for the Company’s Equity Securities on the issue date or the Equity Securities are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issue of the Equity Securities.

(c)
The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of Ordinary Securities for variable ‘A’ calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of the Notice.

(d)	The table also shows:

(i)
two examples where variable ‘A’ has increased, by 50% and 100%. Variable ‘A’ is based on the number of Ordinary Securities the Company has on issue. The number of Ordinary Securities on issue may increase as a result of issues of Ordinary Securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future general meeting; and

(ii)	two examples of where the issue price of Ordinary Securities has decreased by 50% and increased by 100% as against the current market price.

Variable ‘A’ in Listing Rule 7.1A.2		Dilution
		A$0.07 50% decrease in Issue Price	A$0.14 Issue Price	A$0.28 100% increase in Issue Price
Current Variable ‘A’ 559,230,352 Shares	10% voting dilution	55,923,035 Shares	55,923,035 Shares	55,923,035 Shares
	Funds raised	$3,914,612	$7,829,225	$15,658,450
50% increase in current Variable ‘A’ 838,845,528 Shares	10% voting dilution	83,884,553 Shares	83,884,553 Shares	83,884,553 Shares
	Funds raised	$ 5,871,919	$11,743,837	$23,487,675
100% increase in current Variable ‘A’ 1,118,460,704 Shares	10% voting dilution	111,846,070 Shares	111,846,070 Shares	111,846,070 Shares
	Funds raised	$7,829,225	$15,658,450	$31,316,900

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum number of Equity Securities available under the 10% Placement Capacity.

(ii)	No Options are converted into Shares before the date of the issue of the Equity Securities.

(iii)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(iv)
The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Capacity, based on that Shareholder’s holding at the date of the Meeting.

(v)	The table shows only the effect of issues of Equity Securities under Listing Rule 7.1A, not under the 15% Placement Capacity.

(vi)
The issue of Equity Securities under the 10% Placement Capacity consists only of Shares. If the issue of Equity Securities includes Options, it is assumed that those Options are converted into Shares for the purpose of calculating the voting dilution effect on existing Shareholders.

(vii)	The issue price is $0.14, being the closing price of the Shares on ASX on 16 October 2018.

(e)
The Company will only issue Equity Securities during the 10% Placement Period. The approval under Resolution 5 for the issue of Equity Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking).

(f)	The Company may seek to issue Equity Securities for the following purposes:

(i)	cash consideration for the continued exploration and development of the Company’s resource projects, general working capital, and/or the acquisition of new resource assets or investments; or

(ii)
non-cash consideration for the acquisition of the new resource assets and investments (in such circumstances the Company will provide a valuation of the non-cash consideration as required by Listing Rule 7.1A.3).

(g)	The Company will comply with the disclosure obligations under Listing Rules 7.1A(4) and 3.10.5A upon issue of any Equity Securities.

(h)
The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Capacity. The identity of the subscribers of Equity Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the Equity Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

(i)
The subscribers under the 10% Placement Capacity have not been determined as at the date of the Notice but may include existing substantial Shareholders or new Shareholders (or both) who are not a related party or an associate of a related party of the Company.

(j)
Further, if the Company is successful in acquiring new resource assets or investments, it is likely that the subscribers under the 10% Placement Capacity will be the vendors of the new resources assets or investments.

(k)
The Company previously obtained Shareholder approval under Listing Rule 7.1A at its 2017 AGM. In the 12 months preceding the date of the Meeting, the Company issued a total of 12,350,000 Equity Securities which represents 1.9% of the total number of Equity Securities on issue 12 months prior to the date of the Meeting (at the date of the Notice). Further detail as required under Listing Rule 7.3A.6 in respect of these Equity Securities issues is set out in Schedule 2.

(l)	A voting exclusion statement is included in the Notice for Resolution 5.

(m)
At the date of the Notice, the Company has not approached any particular Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of Equity Securities. No Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

8.5	Directors’ Recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 5.

Schedule 1 - Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.

$ means Australian Dollars.

10% Placement Capacity has the meaning given to that term in Section 8.1.

10% Placement Period has the meaning given to that term in Section 8.2(f).

15% Placement Capacity has the meaning given to that term in Section 8.1.

AGM means an annual general meeting of the Shareholders.

Annual Report means the Directors’ Report, the Financial Report, and Auditor’s Report, in respect to the year ended 30 June 2018.

ASX means the ASX Limited ABN 98 008 624 691 and where the context permits the Australian Securities Exchange operated by ASX Limited.

Auditor means the Company’s auditor from time to time (being Deloitte as at the date of the Notice).

Auditor’s Report means the Auditor’s report on the Financial Report.

Board means the board of Directors of the Company.

Chairperson means the person appointed to chair the Meeting convened by the Notice.

Closely Related Party means in relation to a member of a Key Management Personnel:

(a)        a spouse or child of the member; or

(b)        has the meaning given in section 9 of the Corporations Act.

Company means Piedmont Lithium Limited ACN 002 664 495.

Constitution means the constitution of the Company as at the commencement of the Meeting.

Convertible Securities has the meaning given to that term in the Listing Rules.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Directors’ Report means the annual directors’ report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.

Equity Security has the meaning given to that term in the Listing Rules.

Explanatory Memorandum means this explanatory memorandum which forms part of the Notice.

Financial Report means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

Listing Rules means the listing rules of ASX.

Managing Director means the managing Director.

Meeting has the meaning given to that term in the introductory paragraph of the Notice.

Notice means the notice of the Meeting and includes the agenda, Explanatory Memorandum and the Proxy Form.

Option means an option which entitles the holder to subscribe for a Share.

Ordinary Securities has the same meaning given to that term in the Listing Rules.

Proxy Form means the proxy form enclosed with the Notice.

Remuneration Report means the remuneration report of the Company contained in the Directors’ Report.

Resolution means a resolution proposed pursuant to the Notice.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

Strike means a ‘no’ vote of 25% or more on the resolution approving the Remuneration Report.

Trading Day means a day determined by ASX to be a trading day in accordance with the Listing Rules.

VWAP means volume weighted average price.

WST means Australian Western Standard Time, being the time in Perth, Western Australia.

Schedule 2 – Listing Rule 7.3A.6 Disclosure

No.	Date of Issue	Number	Class	Persons to whom the securities were issued	Issue price	Discount to market price	Consideration
1	19 March 2018	1,550,000	Incentive options exercisable at A$0.25 each on or before 30 June 2020	Mr. Jorge Beristain (Director) and other new employees of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
2	19 March 2018	1,550,000	Incentive options exercisable at A$0.35 each on or before 31 December 2020	Mr. Jorge Beristain (Director) and other new employees of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
3	30 May 2018	300,000	Performance rights which are subject to various performance conditions to be satisfied prior to the relevant expiry dates between 31 December 2018 and 31 December 2019	New employee of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	A$42,000 (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
4	30 May 2018	5,000,000	Ordinary Shares	Holders of incentive options	A$0.05 each	72.2% discount to closing price on day of issue	Total consideration:	A$250,000
							Amount of consideration spent:	Nil
							What consideration was spent on:	Not applicable
							Intended use for remaining consideration:	General working capital
5	13 July 2018	725,000	Incentive options exercisable at A$0.25 each on or before 30 June 2020	New and existing employees and contractors of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
6	13 July 2018	725,000	Incentive options exercisable at A$0.35 each on or before 31 December 2020	New and existing employees and contractors of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
7	13 July 2018	400,000	Incentive options exercisable at A$0.22 each on or before 31 July 2021	New and existing employees and contractors of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
8	13 July 2018	400,000	Incentive options exercisable at A$0.26 each on or before 31 July 2021	New and existing employees and contractors of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
9	13 July 2018	400,000	Incentive options exercisable at A$0.28 each on or before 31 July 2021	New and existing employees and contractors of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
10	13 July 2018	100,000	Performance rights which are subject to various performance conditions to be satisfied prior to the relevant expiry dates between 31 December 2018 and 31 December 2020	New and existing employees and contractors of the Company	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	A$14,000 (intrinsic value based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
11	31 July 2018	200,000	Ordinary Shares	Holders of performance share rights	Not applicable	Not applicable	Non-cash consideration:	Issued on conversion of performance shares rights upon satisfaction of the relevant performance condition under the Company’s employee performance rights plan
							Current value of non-cash consideration:	A$28,000 (based on the closing price of Shares on the ASX on 16 October 2018 of A$0.14)
12	31 July 2018	500,000	Incentive options exercisable at A$0.25 each on or before 30 June 2020	Mr. Jeffrey Armstrong (Director)	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on 16 October 2018 of A$0.14)
13	31 July 2018	500,000	Incentive options exercisable at A$0.35 each on or before 31 December 2020	Mr. Jeffrey Armstrong (Director)	Not applicable	Not applicable	Non-cash consideration:	Issued as part of remuneration arrangements
							Current value of non-cash consideration:	Nil (intrinsic value based on the closing price of Shares on 16 October 2018 of A$0.14)

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

P R O X Y F O R M
The Company Secretary Piedmont Lithium Limited

By delivery:	By post:	By e-mail:	By facsimile:
Level 9, 28 The Esplanade PERTH WA 6000	PO Box Z5083 PERTH WA 6831	voting@piedmontlithium.com	+61 8 9322 6558

Name of Shareholder:

Address of Shareholder:

Number of Shares entitled to vote:

Please mark ☒ to indicate your directions. Proxy appointments will only be valid and accepted by the Company if they are made and received no later than 48 hours before the meeting. Further instructions are provided overleaf.

Step 1 – Appoint a Proxy to Vote on Your Behalf

I/we being Shareholder/s of the Company hereby appoint:

The Chairperson (mark box)	☐	OR if you are NOT appointing the Chairperson as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairperson, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Piedmont Lithium Limited to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Wednesday, 21 November 2018 commencing at 10:00am (WST) and at any adjournment or postponement of such meeting. If 2 proxies are appointed, the proportion or number of votes that this proxy is authorised to exercise is [                      ]% of the Shareholder’s votes / [                      ] of the Shareholder’s votes. (An additional Proxy Form will be supplied by the Company, on request).

Important – If the Chairperson is your proxy or is appointed your proxy by default

The Chairperson intends to vote all available proxies in favour of Resolution 1. If the Chairperson is your proxy or is appointed your proxy by default, unless you indicate otherwise by ticking either the ‘for’, ‘against’ or ‘abstain’ box in relation to Resolution 1, you will be expressly authorising the Chairperson to vote in accordance with the Chairperson’s voting intentions on Resolution 1 even if Resolution 1 is connected directly or indirectly with the remuneration of a member of Key Management Personnel.

Step 2 – Instructions as to Voting on Resolutions

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

The proxy is to vote for or against the Resolutions referred to in the Notice as follows:

		For	Against	Abstain*
Resolution 1	Remuneration Report
Resolution 2	Re-election of Director – Mr Ian Middlemas
Resolution 3	Election of Director – Mr Jeffrey Armstrong
Resolution 4	Election of Director – Mr Jorge Beristain
Resolution 5	Approval of Additional 10% Placement Capacity

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

The Chairperson intends to vote all available and undirected proxies in favour of each Resolution.

Authorised signature/s
This section must be signed in accordance with the instructions below to enable your voting instructions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date

Proxy Notes:

A Shareholder entitled to attend and vote at the Meeting may appoint a natural person as the Shareholder’s proxy to attend and vote for the Shareholder at that Meeting. If the Shareholder is entitled to cast 2 or more votes at the Meeting the Shareholder may appoint not more than 2 proxies. Where the Shareholder appoints more than one proxy the Shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If such proportion or number of votes is not specified each proxy may exercise half of the Shareholder’s votes. A proxy may, but need not be, a Shareholder of the Company.

If a Shareholder appoints a body corporate as the Shareholder’s proxy to attend and vote for the Shareholder at that Meeting, the representative of the body corporate to attend the Meeting must produce the Certificate of Appointment of Representative prior to admission. A form of the certificate may be obtained from the Company’s share registry.

You must sign this form as follows in the spaces provided:

Joint Holding:	where the holding is in more than one name all of the holders must sign.

Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies:
a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the Meeting the appropriate “Certificate of Appointment of Representative” should be produced prior to admission. A form of the certificate may be obtained from the Company’s Share Registry.

Proxy Forms (and the power of attorney or other authority, if any, under which the Proxy Form is signed) or an electronic copy or facsimile which appears on its face to be an authentic copy of the Proxy Form (and the power of attorney or other authority) must be deposited at or received electronically by e-mail or by facsimile transmission at the Perth office of the Company (Level 9, 28 The Esplanade, Perth WA 6000), or by post to PO Box Z5083, Perth WA 6831, or by e-mail to voting@piedmontlithium.com or by facsimile to (08) 9322 6558 if faxed from within Australia or +61 8 9322 6558 if faxed from outside Australia) not less than 48 hours prior to the time of commencement of the Meeting (WST).